Global Policy
February 10, 2026
Exhibit 19 — Eli Lilly Insider Trading Policy

This Policy Applies To:
    Directors, officers or employees of Eli Lilly and Company or its subsidiaries (“Lilly”).
    Any family members who live in the same home with you (including a spouse, child, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws) and/or is financially dependent on you or whose transactions in Lilly Securities are directed by you or subject to your influence or control.
    Any entities that you influence or control, including any corporations, partnerships or trusts.
It is your responsibility to make sure that your family members and controlled entities comply with this policy. Lilly may also determine, in its sole discretion, that other persons should be subject to this policy, such as contractors or consultants who have access to material nonpublic information.
General Requirements
You must not use—or help others use—confidential information that you learn through your work to trade in the stock market or make other investment decisions. Doing so is prohibited by law and this Insider Trading Policy”). This includes profiting or avoiding losses when trading Eli Lilly and Company stock or other securities issued by Eli Lilly and Company like bonds or options (“Lilly Securities”). This policy goes beyond legal requirements, and Lilly may determine that specific conduct violates this Policy even if it does not violate the law. It is important to Lilly and you to avoid even the appearance of impropriety.

Insider Trading Prohibitions
The following actions violate this policy:
    Lilly Securities. Except as expressly allowed by this policy, directly or indirectly purchase, sell, gift, or otherwise engage in any transactions involving any Lilly Securities (i) during any applicable blackout period, as described below, or (ii) while in possession of material non-public information.
    Other Company Securities. Directly or indirectly purchase, sell, gift, or otherwise engage in any transactions involving the securities of another company with which Lilly has a relationship, either existing or proposed (such as a research, collaboration, or alliance partner, a supplier, a customer, or a company with which Lilly may be considering a transaction (collectively referred to as a business partner)), while in possession of material, non-public information about such business partner obtained in the course of your work for Lilly.

    Tipping. Recommend to other persons or entities that they transact in Lilly Securities or securities of any business partner on the basis of material non-public information, or disclose material non-public information to anyone who may trade while aware of such information.
In addition, you are prohibited from assisting anyone engaged in the above activities.
Confidentiality of Material Non-Public Information
You have a duty to maintain the confidentiality of material non-public information, including keeping such information secure. You may only disclose material non-public information in accordance with Lilly policies to other employees and external parties who need to know it to perform their jobs and have an obligation to maintain its confidentiality.

What is Material Information?
Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, quantitative or qualitative, should be considered material. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:
    Financial results, including financial guidance or adjustments to financial disclosures;
    Significant mergers, acquisitions, tender offers, joint ventures, or investments;
    Changes in senior management or board composition;
    Significant litigation or government investigations or intellectual property developments;
    Certain product development milestones such as major clinical or open-label trial results;
    FDA approvals or other major regulatory actions; and
    Significant cybersecurity incidents.
When is Information Non-Public?
Information is considered “non-public” if it has not been widely disseminated to the general public, such as through a press release or in documents filed with the Securities and Exchange Commission. The circulation of rumors, even if accurate or reported in the media, does not constitute public dissemination.
Once information is widely disseminated, it is necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until one full trading day has passed after the information is publicly released. For example, if Lilly announces its quarterly earnings before trading begins on a Wednesday, the first time you can buy or sell Lilly Securities is the opening of the market on Thursday (assuming you are not aware of other material non-public information at that time).
What Other Transactions are Prohibited?
Because there is a heightened legal risk and/or appearance of improper or inappropriate conduct, you may not engage in the following:
    “sell short” Lilly Securities;
    trade in publicly traded options known as “puts” and “calls” involving Lilly Securities;
    engage in hedging transactions in Lilly Securities (such as prepaid variable forward contracts, equity swaps, collars or exchange funds);
    hold, or trade on, Lilly Securities in margin accounts;
    pledge Lilly Securities as collateral for any loans;
    engage in short sales or buy or sell puts or calls on the securities of a significant business partner; or
    place standing and limit orders with a broker to buy or sell Lilly Securities that have a duration in excess of three business days.
Other Transactions
The prohibition on trading set forth above does not apply to the transactions listed below, except as specifically noted in the paragraphs below. Please note, however, that individuals required to comply with Lilly’s Pre-Clearance Policy must seek pre-clearance as applicable:
    Mutual Funds or Broad-Based Indices. Interests in mutual funds or similar broad-based indices, provided they are not concentrated in Lilly Securities or the securities of other pharmaceutical companies.
    Compensation-Related Vesting/Exercises. The (i) vesting of restricted stock or settlement of performance stock units, including the automatic deduction of shares by Lilly from your account for tax withholding or (ii) exercise of Lilly stock options when the exercise price and any related taxes are paid in cash or satisfied through share withholding; provided, however, that any open-market sale of shares (whether of vested shares or cashless option exercises) remains subject to this policy.
    Transfer without Ownership Change. Transfers of securities that do not change beneficial ownership, such as to an inter vivos trust where you remain the sole beneficiary.

    Dividend Reinvestment Plan. Automatic reinvestment of dividends under a dividend reinvestment plan. However, the initial election to participate in the plan, changes to participation levels in the plan, as well as the sale of Lilly Securities purchased pursuant to the plan remain subject to this policy.
    401(k) Plan. Purchases of Lilly Securities through regular payroll contributions to a Lilly 401(k) plan. However, this policy does apply to other transactions involving the Lilly stock fund within your 401(k) (e.g., changes in contribution allocations to the Lilly stock fund within your 401(k).
In addition, you may utilize a 10b5-1 Plan to effect certain transactions. Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability provided that you enter into a qualifying plan. If the plan meets the requirements of Rule 10b5-1, transactions in Lilly Securities may occur even when the person who has entered into the plan later becomes aware of material nonpublic information. If you enter into a 10b5-1 plan, your plan must comply with Lilly’s 10b5-1 Plan Transactions Policy.

Blackout Periods.
Lilly Directors, executive officers and any employees who have been identified by the Office of the Corporate Secretary as designated insiders (including their family members or controlled entities, as described above) (“Designated Insiders”) may not conduct any transactions involving Lilly Securities during Lilly’s regularly scheduled quarterly blackout periods. Designated Insiders generally include Lilly Directors, executive officers, employees with access to SAP/COR, M4/P6+ Finance employees, and certain key employees involved in the quarterly earnings process identified by the Office of the Corporate Secretary.

Lilly’s quarterly blackout periods generally start on the 15th of the last month of the first, second, and third quarters and on December 1st of the fourth quarter, and end one full trading day following Lilly’s issuance of its quarterly earnings release. The exact dates will vary each year, but for illustrative purposes, they will be approximately:

March 15 to April 28
June 15 to August 4
September 15 to October 28
December 1 to January 30

In addition, Lilly may from time to time impose additional, event-specific blackout periods related to matters that may be considered material. The existence of an event-specific blackout period will not be announced to the company as a whole and should not be communicated to any other individuals.

Even if you have not been notified that you are a Designated Insider or subject to an event-specific blackout period, you are still prohibited from trading if you are aware of material non-public information.

What are the Consequences of Violating this Policy?
Insider trading violations are pursued vigorously by authorities around the world. The penalties for unlawful insider trading or tipping are severe and can include repayment of profits gained or losses avoided, significant fines, and imprisonment. In addition, failure to comply with this policy may result in company-imposed sanctions, up to and including dismissal for cause. Lilly may alert appropriate authorities as it deems appropriate.
Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.
Post-Lilly Employment Transactions:
If you are in possession of material non-public information when you leave Lilly, you may not trade in Lilly Securities until that information has become public or is no longer material.
In addition, if you are subject to a quarterly or event-specific trading restriction under this policy at the time you cease to be affiliated with Lilly, you are expected to abide by the applicable trading restrictions until at least the end of the applicable trading restriction.
Pre-Clearance Policy and Rule 10b5-1 Plan Transactions Policy:
Certain Lilly employees are also subject to the Pre-Clearance Policy and the Rule 10b5-1 Plan Transactions Policy. Lilly’s directors, executive officers and Chief Accounting Officer remain subject to the Pre-Clearance Policy for six months following the termination of their service to Lilly.
Individual Responsibility
You are responsible for making sure that you comply with this policy and for making sure that any family members or controlled entities also comply with this policy. In all cases, the responsibility for determining whether you are possession of material non-public information rests with you, and any action on the part of Lilly or Lilly’s legal counsel does not in any way constitute legal advice or insulate you from liability under applicable securities laws.

 If you have any questions about this Trading Procedure, its application to any proposed transaction, or whether information constitutes material non-public information, you may obtain additional guidance from the Office of the Corporate Secretary, reachable at CSO_Trading_Procedure@lists.lilly.com.

Owner:	Executive Vice President, General Counsel and Secretary
Approver:	Policy Subcommittee